Exhibit 21.1

LONE PINE RESOURCES INC.

SUBSIDIARIES

Entity Name	Jurisdiction of Formation
Lone Pine Resources Canada Ltd.	Alberta, Canada
Lone Pine Resources (Holdings) Inc.	Alberta, Canada
Wiser Delaware LLC	Delaware
Wiser Oil Delaware, LLC	Delaware